Exhibit 99.43

EXECUTION VERSION

UNDERWRITING AGREEMENT

December 15, 2017

Aphria Inc.

245 Talbot Street West

Suite 103

Leamington, ON N8H 1N8

Attention: Vic Neufeld, President & Chief Executive Officer

Dear Mesdames/Sirs:

Clarus Securities Inc. (“Clarus”), as lead underwriter, AltaCorp Capital Inc., Cannaccord Genuity Corp. and Cormark Securities Inc. (collectively, the “Underwriters” and each individually, an “Underwriter”) hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from Aphria Inc. (the “Corporation”) and the Corporation hereby agrees to issue and sell to the Underwriters, 7,272,740 Common Shares of the Corporation (the “Purchased Shares”), on an underwritten basis, at the purchase price of $13.75 per Purchased Share (the “Offering Price”), for aggregate gross proceeds of $100,000,175.

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares (as defined below), where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Offered Shares at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Corporation.

The Underwriters propose to distribute the Offered Shares in Canada pursuant to the Final Prospectus (as defined below) and may also distribute the Offered Shares to, or for the account or benefit of, persons in the United States (as defined below) in transactions that are exempt from the registration requirements of the U.S. Securities Act (as defined below) pursuant to the U.S. Private Placement Memorandum (as defined below), all in the manner contemplated by this Agreement.

Subject to applicable law, including applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Shares may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,090,911 Common Shares (the “Over-Allotment Shares”) at the Offering Price for additional gross proceeds of up to $15,000,026, upon the terms and conditions set forth herein for the purpose of covering over-allotments made in connection with the Offering (as defined below) and for market stabilization purposes, if any. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriters, for a period of 30 days from and including the Closing Date by giving written notice to the Corporation, as more particularly described in Section 12 hereof. Pursuant to such notice, the Underwriters shall purchase in their respective percentages set out in Section 18 below, and the Corporation shall deliver and sell, the number of Over-Allotment Shares indicated in such notice, in accordance with this Agreement.

The Purchased Shares and the Over-Allotment Shares are collectively referred to herein as the “Offered Shares” and the offering of the Offered Shares by the Corporation is hereinafter referred to as the “Offering”. The price of any Offered Shares sold under this Agreement shall be the Offering Price.

The Underwriters shall be entitled to appoint a selling group consisting of other registered dealers in accordance with applicable Securities Laws for the purposes of arranging for purchasers of the Offered Shares. Any investment dealer who is a member of any selling group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, shall agree with such Underwriter to comply with the covenants and obligations given by the Underwriters herein. The fee payable to any such investment dealer who is a member of any selling group shall be for the account of the Underwriters.

The Underwriters may offer the Offered Shares at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 (as defined below) and the disclosure concerning the same contained in the Prospectus.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation agrees to pay to the Underwriters the Commission (as defined below) at the Closing Time (as defined below).

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1                                             Definitions and Interpretation

(1)                                 Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations in effect since August 2016;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Applicable Laws” means all applicable laws, rules, regulations, policies, statutes, ordinances, codes, orders, consents, decrees, judgments, decisions, rulings, awards, or guidelines, the terms and conditions of any Permits, including any judicial or administrative interpretation thereof, of any Governmental Authority, including without limitation the ACMPR;

“associate”, “affiliate”, “insider” and “person” have the respective meanings given to them in the Securities Act;

“Authorizations” means any regulatory licences, approvals, permits, approvals, consents, certificates, registrations, filings or other authorizations of or issued by any Governmental Authority under Applicable Laws including the Licences;

“Business” means the business of growing, cultivating, harvesting, storing, packaging, labelling, marketing, supplying, selling, shipping and disposing of, prescription medical marijuana;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiary in connection with the Business;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the TSX;

“Claims” has the meaning ascribed thereto in Section 13 of this Agreement

“Clarus” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Closing” means the completion of the sale of the Offered Shares and the purchase by the Underwriters of the Offered Shares pursuant to this Agreement;

“Closing Date” means January 9, 2018 or such earlier or later date as may be agreed to in writing by the Corporation and the Underwriters, each acting reasonably;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Underwriters;

“Commission” has the meaning ascribed thereto in Section 14 of this Agreement;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or its Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

“Employee Plans” has the meaning ascribed thereto in Section 7(pp) of this Agreement;

“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and to be filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Final Receipt has been issued;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means the audited consolidated financial statements for the twelve months ended May 31, 2017 and May 31, 2016, together with the notes thereto and the auditors’ report thereon and the condensed interim consolidated financial statements for the three months ended August 31, 2017 and August 31, 2016, together with the notes thereto;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, including Health Canada;

“Hazardous Materials” means chemicals, fluids, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including but not limited to;

“Indemnified Party” or “Indemnified Parties” have the meanings ascribed thereto in Section 13 of this Agreement;

“Indemnitor” has the meaning ascribed thereto in Section 13 of this Agreement;

“Licences” means (i) Licence No. 10-MM0065/2017 issued by Health Canada pursuant to Section 35 of the ACMPR and its regulations, with an effective date of September 29, 2017 and expiry date of September 25, 2019, granting the Corporation the authority to produce, sell, possess, ship, transport, deliver and destroy dried marihuana, marihuana (including live plants, clippings and seed) and cannabis oil and (ii) Licence No. 2017/6931 issued by Health Canada pursuant to the Narcotic Control Regulations under the Controlled Drugs and Substances Act, with an effective date of November 16, 2017 and an expiry date of December 31, 2017, granting to the Corporation the authority to possess, sell and transport medical cannabis oil and resin to international markets;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed thereto in Section 13 of this Agreement;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Marketing Material” means the term sheet for the Offering dated December 13, 2017 as agreed to between the Corporation and Clarus;

“Material Adverse Effect” means any event, change, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Corporation and its Subsidiary considered on a consolidated basis;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub-licenses, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Corporation or the Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiary on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“MI 11-102” means Multilateral Instrument 11-102 — Passport System;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations;

“NI 52-109” means National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings;

“Offered Shares” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and, if applicable, the U.S. Private Placement Memorandum;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Over-Allotment Option” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the fifth paragraph of this Agreement;

“Passport System” means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated December 15, 2017, including all of the Documents Incorporated by Reference and any Supplementary Material thereto, prepared and filed by the Corporation in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Preliminary Receipt will be issued no later than 5:00 p.m. (Toronto time) on December 18, 2017;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Shares has the meaning ascribed thereto under Canadian Securities Laws, whether in the context of a “road show” (as defined in NI 41-101) or otherwise;

“Public Disclosure Record” means collectively, all of the documents which have been filed on www.sedar.com since June 1, 2017 by or on behalf of the Corporation with the Securities Commissions pursuant to the requirements of Canadian Securities Laws;

“Purchased Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of Offered Shares arranged by the Underwriters, including the Substituted Purchasers, in connection with the Offering, including, if applicable, the Underwriters;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A(a)(1) of the U.S. Securities Act;

“Qualifying Jurisdictions” means all of the provinces of Canada, except for Québec;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or its subsidiaries;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means the securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and may also include, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters;

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Subsidiary” means Pure Natures Wellness Inc., a corporation existing under the laws of Ontario;

“Substituted Purchasers” has the meaning ascribed thereto in the second paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or the Final Prospectus, and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the distribution of the Offered Shares;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States registered broker dealer affiliates;

“U.S. Private Placement Memorandum” means the private placement offering memorandum in the event of an offering of the Offered Shares in the United States, which will include and supplement the Prospectus;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations made under the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations made under the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act;

(2)                                 Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)                                 All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)                                 Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)                                 The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” Subsidiary

Schedule “B” Existing Rights

Schedule “C” Compliance with United States Securities Laws (if applicable)

Section 2                                             Attributes of the Offered Shares.

The Offered Shares to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

The Underwriters severally agree not to offer or sell the Offered Shares in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Offered Shares only in the Qualifying Jurisdictions and in accordance with all applicable laws. However, the Corporation and each Underwriter acknowledge that, in the event of any U.S. sales, the U.S. Affiliates of the Underwriters may offer and resell the Offered Shares to, or for the account or benefit of, persons within the United States to Qualified Institutional Buyers pursuant to Rule 144A, all in accordance with Schedule “C”, provided that no such action on the part of the Underwriters or their U.S. Affiliates shall in any way oblige the Corporation to register any Offered Shares under the U.S. Securities Act or the securities laws of any state of the United States.

Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this Section 2.

Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this section or Schedule “C” with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule “C” if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

Section 3                                             Filing of Prospectus.

(1)                                 The Corporation shall:

(a)                                 not later than 11:59 p.m. (Toronto time) on the date hereof, have filed the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions;

(b)                                 promptly (i) use commercially reasonable efforts to resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and (ii) file the Final Prospectus and obtain a Final Receipt not later than 5:00 p.m. (Toronto time) on January 3, 2018, and otherwise fulfill all legal requirements to qualify the Offered Shares for distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and to qualify the grant of the Over-Allotment Option; and

(c)                                  until the date on which the distribution of the Offered Shares is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Shares for sale to the public and the grant of the Over-Allotment Option to the Underwriters or, in the event that the Offered Shares or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify the Offered Shares and the Over-Allotment Option.

(2)                                 Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Offered Shares, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation and the current auditors of the Corporation at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

(3)                                 It shall be a condition precedent to (i) the Underwriters’ execution of any certificate in any Prospectus, that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum (if applicable) to any purchaser or prospective purchaser, that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

Section 4                                             Deliveries on Filing and Related Matters.

(1)                                 The Corporation shall deliver to each of the Underwriters:

(a)                                 prior to the time of each filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)                                 a copy of the preliminary U.S. Private Placement Memorandum or the final U.S. Private Placement Memorandum, if and as applicable;

(c)                                  prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);

(d)                                 concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long-form” comfort letter of PricewaterhouseCoopers LLP dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditor within two (2) Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the board of directors of the Corporation, with respect to the verification of financial and accounting information and other numerical data of a financial nature contained in the Final Prospectus (including all Documents Incorporated by Reference) and matters involving changes or developments since the respective dates as of which specific financial information is given therein which letter shall be in addition to the auditors’ consent letter and comfort letter (if any) addressed to the Securities Commissions; and

(e)                                  prior to the filing of the Final Prospectus with the Securities Commissions, a copy of the TSX conditional approval letter indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been approved, subject only to satisfaction by the Corporation of the customary post-closing conditions as specified by the TSX.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Shares in compliance with this Agreement and Securities Laws.

(2)                                 The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery to the Underwriters as set out in Section 4(1) above:

(a)                                 all information and statements in such documents (including information and statements incorporated by reference to the extent they have not been superseded by the information and statements in the Offering Documents) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Shares, as required by Canadian Securities Laws;

(b)                                 no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(c)                                  except with respect to information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus, the Prospectus and any Supplementary Material comply fully with the requirements of the Canadian Securities Laws.

(3)                                 The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after obtaining the Preliminary Receipt or the Final Receipt, as the case may be, but, in any event on or before noon (Toronto time) on the next Business Day (or for delivery locations outside of Toronto, on the second Business Day). Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum for the distribution of the Offered Shares in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws and the offer and sale of the Offered Shares to, or for the account or benefit of, persons in the United States in compliance with the provisions of this Agreement (including, without limitation, Schedule “C” hereto) and U.S. Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Shares.

(4)                                 Each of the Corporation and the Underwriters have approved the Marketing Material, including any template version thereof which the Corporation has filed with the Securities Commissions and which is and will be incorporated by reference into the Prospectus, as the case may be. The Corporation and the Underwriters each covenant and agree that during the distribution of the Offered Shares, it will not provide any potential investor of Offered Shares with any marketing materials except for marketing materials that comply with, and have been approved in accordance with, NI 44-101. If requested by the Underwriter, in addition to the Marketing Materials, the Corporation will cooperate, acting reasonably, with the Underwriter in approving any other marketing materials to be used in connection with the Offering.

(5)                                 Subject to compliance with Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters prior to issuance and shall obtain the prior approval of the Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include an appropriate notation on each page as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States”.

(6)                                 Notwithstanding any provision hereof, nothing in this Agreement will create any obligation of the Corporation to file a registration statement or otherwise register or qualify the Offered Shares for sale or distribution outside of Canada.

Section 5                                             Material Change.

(1)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)                                 any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation and the Subsidiary considered on a consolidated basis;

(b)                                 any material fact in respect of the Corporation which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)                                  any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the

Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)                                 If during the period of distribution of the Offered Shares there shall be any change in Canadian Securities Laws or other laws which results in any requirement to file Supplementary Material, the Corporation will promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required, provided that the Corporation shall have allowed the Underwriters and its counsel to participate in the preparation and review of any Supplementary Material.

(3)                                 During the period from the date of this Agreement to the completion of the distribution of the Offered Shares, the Corporation will notify the Underwriters promptly:

(a)                                 when any supplement to any of the Offering Documents or any Supplementary Material shall have been filed;

(b)                                 of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(c)                                  of the suspension of the qualification of the Offered Shares or the Over-Allotment Option for offering, sale, issuance, or grant, as applicable, in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)                                 of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose. The Corporation will use its reasonable best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Offered Shares or the trading in the shares of the Corporation and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6                                             Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the Offered Shares for offer and sale and the grant of the Over-Allotment Option, under the Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Shares.

Section 7                                             Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Shares, that:

(a)                                 Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of Ontario and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the Business Corporations Act (Ontario), (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its business as now carried on by it or proposed to be carried on by it as described in the Offering Documents, and (iii) has all requisite corporate power and authority to create, issue and sell the Offered Shares and to grant the Over-Allotment Option and to execute, deliver and perform its obligations under this Agreement.

(b)                                 Good Standing of Subsidiary. The Corporation’s only material principal wholly-owned Canadian subsidiary is listed in Schedule “A” which schedule is true, complete and accurate in all respects. The Subsidiary is a corporation incorporated, organized and existing under the laws of the jurisdiction of incorporation set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including their Business Assets, and to conduct its business as is now carried on by it or proposed to be carried on by it as described in the Offering Documents, and it duly qualified to transact business and it in good standing in each jurisdiction in which such qualification is required. All of the issued and outstanding shares in the capital of the Subsidiary have been duly authorized and validly issued, are fully paid and are directly or indirectly beneficially owned by the Corporation, free and clear of any Liens, and none of the outstanding securities of the Subsidiary were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiary.

(c)                                  No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiary in connection with their liquidation, winding-up or bankruptcy, or to their knowledge are pending.

(d)                                 Share Capital of the Corporation. The authorized and issued share capital of the Corporation consists of an unlimited number of Common Shares of which 152,102,525 Common Shares were issued and outstanding as at the close of business on December 14, 2017. The description of the attributes of the authorized and issued share capital of the Corporation as set out under the heading “Description of Securities Being Distributed” in the Prospectus is true and correct. Neither the Corporation nor the Subsidiary are party to any agreement, nor is the Corporation aware of any agreement, which in any manner affects the voting control of any securities of the Corporation or its Subsidiary.

(e)                                  Share Capital of Subsidiary. The authorized and issued share capital of the Subsidiary as set forth in Schedule “A” hereto is true and correct.

(f)                                   Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Corporation and does not conflict with any applicable laws and complies with the rules and regulations of the TSX.

(g)                                  Common Shares are Listed. The Common Shares are listed and posted for trading on the TSX, and neither the Corporation nor the Subsidiary has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX.

(h)                                 TSX Compliance. Except as disclosed to the Underwriters, the Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the TSX existing on the date hereof.

(i)                                     No Cease Trade Orders. No order ceasing or suspending trading in the securities of the Corporation or prohibiting the sale of securities by the Corporation has been issued by an exchange or securities regulatory authority, and no proceedings for this purpose have been instituted, or are, to the Corporation’s knowledge, pending, contemplated or threatened.

(j)                                    Reporting Issuer Status. The Corporation is a “reporting issuer” in each of the provinces of Canada, other than Quebec, and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Securities Commissions.

(k)                                 Offered Shares Validly Issued. The Offered Shares have been, or prior to the Closing Time will be, duly and validly authorized for issuance and sale pursuant to this Agreement and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares.

(l)                                     Qualified Investments. Subject to the qualifications and limitations described under “Eligibility for Investment” in the Final Prospectus, the Offered Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, a registered disability savings plan and tax free savings accounts.

(m)                             Transfer Agent. Computershare Investor Services Inc. at its offices in Toronto, Ontario has been duly appointed as the transfer agent and registrar for the Common Shares.

(n)                                 Absence of Rights. As of December 14, 2017 no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation except for the Existing Rights set out in Schedule “B” to this Agreement and as otherwise disclosed to the Underwriters. The Offered Shares, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(o)                                 Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Shares as fully paid and non-assessable Common Shares, (iv) grant the Over-Allotment Option; and (v) issue the Over-Allotment Shares upon exercise of the Over-Allotment Option.

(p)                                 Valid and Binding Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and will constitute a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitation Act (Ontario).

(q)                                 No Consents, Approvals etc. The execution and delivery of this Agreement and the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation and the grant of the Over-Allotment Option do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority, stock exchange or other third party (including under the terms of any

Material Agreement or Debt Instrument), except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under the Securities Laws or the rules of the TSX, including in compliance with the Securities Laws regarding the distribution of the Offered Shares and the Over-Allotment Option in the Qualifying Jurisdictions, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Securities Laws, as may be required in connection with the Offering.

(r)                                    Continuous Disclosure. The Corporation is in compliance in all material respects with its timely and continuous disclosure obligations under Canadian Securities Laws, including insider reporting obligations, and, without limiting the generality of the foregoing, there has been no material fact or material change relating to the Corporation which has not been publicly disclosed and the information and statements in the Public Disclosure Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading, and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof. There are no circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act and analogous provisions under Securities Laws in the other Qualifying Jurisdictions.

(s)                                   Forward-Looking Information. With respect to forward-looking information contained in the Corporation’s public disclosure documents, including for certainty the Documents Incorporated by Reference:

(i)                                     the Corporation has a reasonable basis for the forward-looking information; and

(ii)                                  all material forward-looking information is identified as such, and all such documents cautions users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information; and accurately states the material factors or assumptions used to develop forward-looking information.

(t)                                    Financial Statements. The Financial Statements;

(i)                                     present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)                                  have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)                               do not contain any misrepresentations, with respect to the period covered by the Financial Statements.

(u)                                 Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiary whether direct, indirect, absolute, contingent or otherwise.

(v)                                 Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiary since May 31, 2017, other than as disclosed in the Financial Statements.

(w)                               Liabilities. Neither the Corporation nor the Subsidiary has any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(x)                                 Independent Auditors. The auditors who reported on and certified the Financial Statements for the fiscal year ended May 31, 2017 were independent and the Corporation’s current auditors are independent with respect to the Corporation within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of National Instrument 51-102) with the current, or to the best knowledge of the Corporation any predecessor, auditors of the Corporation during the last three years.

(y)                                 Accounting Controls. The Corporation maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(z)                                  Purchases and Sales. Neither the Corporation nor the Subsidiary has approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)                                     the purchase of any Business Assets or any interest therein, or the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii)                                  a transaction which would result in the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the assets of the Corporation or the Subsidiary or otherwise) of the Corporation or the Subsidiary; or

(iii)                               a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or common shares of the Subsidiary.

(aa)                          Title to Business Assets. The Corporation and the Subsidiary have good, valid and marketable title to and have all necessary rights in respect of all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens, and no other rights or Business Assets are necessary for the conduct of the Business as currently conducted or as proposed to be conducted. The Corporation knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Corporation or the Subsidiary to use, transfer, lease, license, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor the Subsidiary has any obligation to pay any commission, license fee or similar payment to any person in respect thereof, other than as disclosed in the Offering Documents and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in the Business Assets.

(bb)                          Compliance with Laws, Regulatory Approvals and Authorizations. Pure Natures Wellness Inc. is an approved licensed producer in the medical cannabis industry and all operations of the Corporation and the Subsidiary in respect of or in connection with the Business Assets have been and continue to be conducted in accordance with best industry practices and, to the knowledge of the Corporation, in material compliance with all Applicable Laws. The Corporation and the Subsidiary have obtained and are in compliance with all Authorizations to permit them to conduct their Business as currently conducted or proposed to be conducted. All of the Authorizations issued to date are valid and in full force and effect and neither the Corporation nor the Subsidiary have received any correspondence or notice from any Governmental Authority alleging or asserting material non-compliance with any Applicable Laws or Authorizations. Neither the Corporation nor the Subsidiary have received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action.

(cc)                            Research and Development. All product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Corporation and the Subsidiary in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the Business and all such processes, procedures and practices required in connection with such activities are in place as necessary and are being complied with in all material respects.

(dd)                          Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiary and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiary, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Corporation or the Subsidiary are individually or in the aggregate material to the assets, business, properties, operations or financial condition of the Corporation or the Subsidiary. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would prevent the Corporation or the Subsidiary from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted.

(ee)                            Privacy Protection. Each of the Corporation and the Subsidiary has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Corporation and the Subsidiary have complied, in all material respects, with all applicable privacy and consumer protection legislation and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Corporation and the Subsidiary have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse.

(ff)                              Intellectual Property. The Corporation and the Subsidiary own or possess the right to use all material patents, trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and rights necessary for the conduct of their respective businesses, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiary with respect to the foregoing. To the knowledge of the Corporation, the Corporation’s business, including that of the Subsidiary, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with in any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person. No bona fide claim has been made against the Corporation or the Subsidiary alleging the infringement by the Corporation or the Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person.

(gg)                            Environmental and Workplace Laws. Each of the Corporation and the Subsidiary is currently in compliance, in all material respects, with all Environmental Laws, including all reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiary have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiary are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(hh)                          Insurance. The Corporation and the Subsidiary maintain insurance by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Corporation, the Subsidiary, and their respective directors, officers and employees, and the Business Assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Corporation and the Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiary has failed to promptly give any notice of any material claim thereunder.

(ii)                                  Material Agreements and Debt Instruments. All Material Agreements and Debt Instruments have been described or disclosed in the Offering Documents and each Material Agreement and Debt Instrument is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Corporation and the Subsidiary have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each Material Agreement and Debt Instrument. Neither the Corporation nor the Subsidiary are in material breach, violation or default nor has it received any notification from any party claiming that the Corporation or such Subsidiary is in material breach, violation or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Corporation, is in material breach, violation or default of any term under any Material Agreement or Debt Instrument.

(jj)                                No Material Changes. Since May 31, 2017, other than as disclosed in the Prospectus (a) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiary considered as one enterprise, and (b) there have been no transactions entered into by the Corporation or the Subsidiary, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiary considered as one enterprise.

(kk)                          Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any subsidiary or the Business Assets (including in respect of any product liability claims) which is required to be disclosed in the Offering Documents, and which if not so disclosed, or which if determined adversely, would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Offering Documents would not reasonably be expected to result in a Material Adverse Effect.

(ll)                                  Absence of Defaults and Conflicts. Neither the Corporation nor the Subsidiary is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder, the sale of the Offered Shares and the grant of the Over-Allotment Option do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiary under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiary, (iii) any existing Applicable Laws, including Securities Laws, (iv) any judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation, or the Subsidiary or any of their assets, properties or operations.

(mm)                  Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiary currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and its Subsidiary are in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(nn)                          Employment Standards. There are no material complaints against the Corporation or the Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Corporation or the Subsidiary to do or refrain from doing any act. The Corporation and Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(oo)                          Collective Bargaining Agreements. Neither the Corporation nor the Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being contemplated to organize or unionize any other employees of the Corporation or the Subsidiary that would have a Material Adverse Effect.

(pp)                          Employee Plans. The Offering Documents disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(qq)                          Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiary required by applicable law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect, and all taxes of the Corporation and of the Subsidiary have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). There are no examinations of any tax return of the Corporation or the Subsidiary currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiary.

(rr)                                Anti-Bribery Laws. Neither the Corporation nor the Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiary, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiary nor to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Corporation, a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ss)                              No Significant Acquisitions. The Corporation has not completed any “significant acquisition” (within the meaning of such term under NI 51-102) nor is it proposing any “probable acquisitions” (within the meaning of such term under NI 44-101F1) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a Business Acquisition Report pursuant to Canadian Securities Laws.

(tt)                                Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required.

(uu)                          Compliance with Laws. The Corporation has complied, or will have complied, in all material respects with all relevant statutory and regulatory requirements required to be complied with prior to the Closing Time in connection with the Offering. Neither the Corporation nor the Subsidiary is aware of any legislation or proposed legislation, which they anticipate will have a Material Adverse Effect.

(vv)                          No Loans. Except as disclosed in the Financial Statements, neither the Corporation nor the Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(ww)                      Directors and Officers. None of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(xx)                          Minute Books and Records. The minute books and records of the Corporation and the Subsidiary made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books and material records of the Corporation and the Subsidiary and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiary, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiary to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiary.

(yy)                          No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing. There are no restrictions upon or impediment to, the declaration or payment of dividends by the directors of the

Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments.

(zz)                            Fees and Commissions. Other than the Underwriters (and their selling group members) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(aaa)                   Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(bbb)                   Related Parties. Except as described or disclosed in the Offering Documents, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and the Subsidiary, on a consolidated basis. Neither the Corporation nor the Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(ccc)                      Sales by Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it other than has been disclosed to the Underwriters.

Section 8                                             Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Shares, as follows:

(1)                                 Notification of Filings. The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(2)                                 Standstill. The Corporation will not directly or indirectly, for a period commencing on the date of this Agreement and ending 90 days after the Closing Date, without the prior written consent of Clarus, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, authorize, sell or issue or announce its intention to authorize, sell or issue, or negotiate or enter into an agreement to sell or issue, any securities of the Corporation (including those that are convertible or exchangeable into securities of the Corporation) other than (i) pursuant to the Offering; (ii) the issuance of non-convertible debt securities; (iii) upon the exercise of convertible securities, options or warrants of the Corporation outstanding as of the date hereof; (iv) pursuant to the Corporation’s stock option plan or any other share compensation arrangement of the Company; (v) pursuant to any acquisition of shares or assets of arm’s length persons, or (vi) in connection with any strategic transactions, investments or supply agreements between the Corporation and a third party, including any stock options that may be issued to any arm’s length persons in connection with such strategic transactions, investments or supply agreements.

(3)                                 Lock-Up Agreements. The Corporation will cause each of the directors and officers of the Corporation who are directors or officers effective as of the Closing Date, to enter into lock-up agreements in a form satisfactory to the Corporation and Clarus, on behalf of the Underwriters, each acting reasonably pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Corporation.

(4)                                 Maintain Reporting Issuer Status. The Corporation will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws in each of the provinces of Canada other than Quebec, and following the filing of the Final Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(5)                                 Maintain Stock Exchange Listing. The Corporation will use its commercially reasonable best efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the TSX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation.

(6)                                 Validly Issued Securities. The Corporation will, provided it receives payment therefor, ensure that at the Closing Time the Offered Shares have been duly and validly issued as fully paid and non-assessable Common Shares.

(7)                                 Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”.

(8)                                 Consents and Approvals. The Corporation will have made or obtained, as applicable, using commercially reasonable best efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Securities Laws and the rules of the TSX.

(9)                                 Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9                                             Representations, Warranties and Covenants of the Underwriters

(1)                                 Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)                                 Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)                                 Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(c)                                  Marketing Materials. Other than the Marketing Material, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(2)                                 The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:

(a)                                 Jurisdictions and Offering Price. During the period of distribution of the Offered Shares by or through the Underwriters, the Underwriters will offer and sell Offered Shares to the public only in the Selling Jurisdictions where they may lawfully be offered for sale upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

(b)                                 Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Shares.

(c)                                  U.S. Sales. The Underwriters will not directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Document to purchasers so as to require registration of the Offered Shares or the filing of a prospectus or registration statement with respect to the Offered Shares under the

Laws of any jurisdiction other than the Qualifying Jurisdictions, including without limitation, the United States.

(d)                                 Completion of Distribution. The Underwriters will use their commercially reasonable best efforts to complete the distribution of the Offered Shares as promptly as possible after the Closing Time. Clarus will notify the Corporation when the Underwriters have ceased the distribution of the Offered Shares, and, within thirty (30) days after the Closing Date, will provide the Corporation, in writing, with a breakdown of the number of Offered Shares distributed (i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions.

(e)                                  Liability on Default. No Underwriter shall be liable to the Corporation under this Section with respect to a breach or default by the other Underwriter.

Section 10                                      Conditions of Closing

The Underwriters’ obligation to purchase the Offered Shares pursuant to this Agreement (including the obligation to complete the purchase of the Purchased Shares and the Over-Allotment Shares, as the case may be) shall be subject to the following conditions having been met at the Closing Time:

(1)                                 the Underwriters receiving favourable legal opinions from Stikeman Elliott LLP, counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, on the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Shares for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or transfer agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)                                 the Corporation is a corporation validly incorporated and existing under the Business Corporations Act (Ontario) and has all requisite corporate power and capacity to carry on business, to own and lease properties and assets;

(b)                                 the Corporation has all necessary corporate power and authority to (i) execute, deliver and perform its obligations under this Agreement, (ii) to create, issue and sell the Offered Shares, and (iii) to grant the Over-Allotment Option;

(c)                                  the authorized and issued capital of the Corporation;

(d)                                 all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(e)                                  the execution and delivery of this Agreement and the fulfilment of the terms of this Agreement by the Corporation and the issuance, sale and delivery of the Offered Shares and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with the articles and by-laws of the Corporation, any resolutions of the shareholders or directors of the Corporation, or any applicable corporate law or Securities Laws;

(f)                                   all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus (and any Supplementary Material) and the filing thereof with the Securities Commissions in the Qualifying Jurisdictions;

(g)                                  the Offered Shares have been validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(h)                                 all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under Canadian Securities Laws to qualify the distribution to the public of the Offered Shares in the Qualifying Jurisdictions by or through persons who are duly registered under the applicable Canadian Securities Laws and who have complied with the relevant provisions of such applicable Canadian Securities Laws and to qualify the grant of the Over-Allotment Option;

(i)                                     subject to the qualifications and assumptions set out therein, the statements set forth in the Preliminary Prospectus and the Final Prospectus under the caption “Eligibility for Investment” and “Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(j)                                    subject only to the standard listing conditions, the Offered Shares have been conditionally listed or approved for listing on the TSX; and

(k)                                 to such other matters as may reasonably be requested by the Underwriters no less than 48 hours prior to the Closing Time;

in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

(2)                                 the Underwriters receiving favourable legal opinions from counsel to the Subsidiary in form and substance acceptable to the Underwriters and their counsel, acting reasonably, substantially to the effect set out below:

(a)                                 the Subsidiary having been incorporated and existing under the Business Corporations Act (Ontario);

(b)                                 the Subsidiary having the corporate capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus; and

(c)                                  as to the authorized and issued share capital of the Subsidiary and to the ownership thereof;

(3)                                 if any of the Offered Shares are offered or sold in the United States, the Underwriters shall have received at the Closing Time a customary and favourable legal opinion dated the Closing Date of Dorsey & Whitney LLP in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer and sale of such Offered Shares under Rule 144A, provided, in each case, that such offer, sale and delivery of Offered Shares in the United States is made in compliance with this Agreement and the terms set out in Schedule “C” hereto and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Offered Shares. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Corporation and the Underwriters set forth in this Agreement and Schedule “C” hereto, and upon the covenants, representation and warranties of any purchasers in the United States;

(4)                                 the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(a)                                 the constating documents of the Corporation;

(b)                                 the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Shares, the grant of the Over-Allotment Option, and the authorization of this Agreement and the transactions contemplated herein; and

(c)                                  the incumbency and signatures of signing officers for the Corporation;

(5)                                 the Underwriters receiving certificates of status and/or compliance, where issuable under applicable law, for the Corporation and the Subsidiary, each dated within one Business Day prior to the Closing Date;

(6)                                 the Underwriters receiving an auditors “bring down” comfort letter dated the Closing Date from PricewaterhouseCoopers LLP, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(d) hereof;

(7)                                 the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)                                 the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(b)                                 the Corporation has complied in all material respects with all the covenants and satisfied in all material respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(c)                                  no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Shares or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(d)                                 since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation or the Subsidiary which is material to the Corporation on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(e)                                  there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Canadian Securities Laws;

(8)                                 the Underwriters receiving the executed lock-up agreements from each director and executive officer of the Corporation (other than as contemplated by Section 8(3)) in favour of the Underwriters in a form satisfactory to the Underwriters as required pursuant to Section 8(3) of this Agreement;

(9)                                 the Underwriters receiving a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the end of business day on the date prior to the Closing Date;

(10)                          no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Shares or any of the Corporation’s issued securities being issued and no proceeding for such purpose being pending or, to the knowledge of the Corporation, threatened by any securities regulatory authority or the TSX;

(11)                          the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Offered Shares on the TSX, subject only to satisfaction by the Corporation of standard listing conditions;

(12)                          the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(13)                          the Underwriters not having exercised any rights of termination set forth herein; and

(14)                          the Underwriters having received such further certificates, opinions of counsel and other documentation from the Corporation contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Corporation to obtain and deliver such certificate, opinion or document.

Section 11                                      Closing

(1)                                 Location of Closing. The Offering will be completed at the offices of Stikeman Elliott LLP in Toronto, Ontario at the Closing Time.

(2)                                 Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Offered Shares in electronic or certificated form against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Offered Shares being issued and sold hereunder to purchasers that are not President’s List purchasers by wire transfer or certified cheque, net of the Commission and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

Section 12                                      Closing of the Over-Allotment Option

(1)                                 Written Notice of Exercise. The Over-Allotment Option may be exercised for a period of 30 days from and including the Closing Date. Clarus, on behalf of the Underwriters, shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Shares to be purchased; and (ii) the closing date for the Over-Allotment Shares, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

(2)                                 Closing. The purchase and sale of the Over-Allotment Shares, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, and in accordance with Section 12(1) above.

(3)                                 Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Shares, in electronic or certificated form, registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Shares being issued and sold by wire transfer or certified cheque, net of the Commission and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(4)                                 Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Shares pursuant to any exercise of the Over-Allotment Option.

(5)                                 Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 13                                      Indemnification and Contribution

(1)                                 The Corporation and the Subsidiary, as the case may be (collectively, the “Indemnitor”) hereby agrees to indemnify and hold each of the Underwriters, and/or any of their respective affiliates and each of their respective directors, officers, employees, partners, agents, shareholders, each other person, if any, controlling the Underwriters or any of their subsidiaries (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) harmless from and against any and all losses, claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities or expenses of whatever nature or kind, joint or several, including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims, and the reasonable fees, expenses and taxes of one counsel to the Indemnified Parties taken as a whole (collectively, the “Losses”) that may be incurred in investigating or advising with respect to and/or defending or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the “Claims”) or to which the Indemnified Parties may become subject or otherwise involved in any capacity insofar as such Claims relate to, are caused by, result from, arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, and to reimburse each Indemnified Party forthwith, upon demand, for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim. This indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such

Losses were solely caused by the gross negligence, wilful misconduct or fraud of the Indemnified Party.

(2)                                 If for any reason (other than a determination as to any of the events referred to above) the foregoing indemnity is unavailable to an Indemnified Party, or is insufficient to hold them harmless, then the Indemnitor shall contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor or its shareholders on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations, provided that the Indemnitor shall in any event contribute to the Losses paid or payable by the Indemnified Party as a result of such Claim, in such amount that is in excess of the amount of the Commission actually received by the Underwriters pursuant to this Agreement. In the event that the Indemnitor may be entitled to contribution from the Indemnified Parties under the provisions of any statute or law, the Indemnitor shall be limited to contribution in any amount not exceeding the lesser of the portion of the Losses giving rise to such contribution for which the Underwriters are responsible and the amount of the Commission received by the Underwriters. However, no party shall be entitled to contribution under this subsection to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses for which contribution is being sought hereunder, were solely caused by the gross negligence, wilful misconduct or fraud of such party.

(3)                                 Promptly after receipt of notice of the commencement of any Claim against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor hereunder, the Underwriters will notify the Corporation in writing of the commencement thereof and the Indemnitor will undertake the investigation and defence thereof on behalf of the Indemnified Parties, including the prompt employment of counsel of good standing acceptable to the Indemnified Parties, acting reasonably, and the payment of all expenses, reasonably incurred. The omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required results in the forfeiture by the Indemnitor of substantive rights or defences. The Indemnitor shall throughout the course thereof provide copies of all relevant documentation to the Indemnified Party and will keep the Indemnified Party advised of all discussions and significant actions proposed in respect thereof.

(4)                                 Notwithstanding the foregoing paragraph, any Indemnified Party shall also have the right to employ separate counsel in any such Claim and participate in the defence thereof, and the fees and expenses of such counsel shall be borne by the Indemnified Party unless:

(a)                                 the employment of separate counsel has been authorized in writing by the Corporation;

(b)                                 the Corporation has not assumed the defence of the Claim within a reasonable period of time after receiving notice of the Claim;

(c)                                  the named parties to any such Claim include both the Indemnitor and the Indemnified Parties and the Indemnified Parties have been advised by their counsel that representation of both parties by the same counsel would be inappropriate due to an actual or a potential conflict of interest; or

(d)                                 there are one or more defences available to the Indemnified Parties which are different from or in addition to those available to the Indemnitor such that there may be a conflict of interest between the parties;

in which case such fees and expenses of such counsel to the Indemnified Parties shall be for the Indemnitor’s account.

(5)                                 The Indemnitor agrees that if any Claim shall be brought or commenced against the Indemnitor and/or any Indemnified Party and the personnel of such Indemnified Party shall be required to testify in connection therewith or shall be required to participate or respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party monthly for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and reasonable out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) shall be paid by the Corporation as they occur.

(6)                                 A party hereunder shall not, without the other party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, settle, compromise, consent to the entry of any judgment, or make an admission of liability with respect to any Claims or seek to terminate any Claims in respect of which indemnification may be sought hereunder.

(7)                                 The rights accorded to the Indemnified Parties hereunder shall be in addition to any rights an Indemnified Party may have at common law or otherwise.

(8)                                 The Indemnitor agrees to waive any right the Indemnitor may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy, security or claim payment from any other person before claiming under this indemnity. The Indemnitor hereby acknowledges that the Underwriters are acting as trustees for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

(9)                                 The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Corporation and the Indemnified Parties.

Section 14                                      Compensation of the Underwriters

At the Closing Time, the Corporation shall pay to Clarus, on behalf of the Underwriters, a cash fee (the “Commission”) equal to 4.75% of the aggregate gross proceeds received from the sale of the Offered Shares (including for certainty on any exercise of the Over-Allotment Option) in consideration of the services to be rendered by the Underwriters in connection with the Offering. The Commission will be netted out of the gross proceeds of the Offering.

Section 15                                      Expenses

Whether or not the purchase and sale of the Offered Shares shall be completed, all costs and expenses of or incidental to the sale and delivery of the Offered Shares and of or incidental to all matters in connection with the transactions herein shall be borne by the Corporation, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Offered Shares, the fees and expenses of the Corporation’s counsel, auditors and independent experts, all costs incurred in connection with the preparation of documents relating to the Offering, and the reasonable expenses and fees incurred by the Underwriters which shall include the reasonable fees (to a maximum of $75,000 exclusive of disbursements and taxes, such amount not to be exceeded without the written approval of the Corporation, such approval not to be unreasonably withheld) and disbursements of the Underwriters’ counsel and applicable taxes thereon. The Underwriters’ expenses will be netted out of the gross proceeds of the Offering. With the exception of legal expenses, the reimbursement by the Company of all other out-of-pocket expenses incurred by the Underwriters shall not exceed $25,000 in the aggregate.

Section 16                                      All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and each of the Corporation and the Underwriters will use its respective commercially reasonable efforts to cause all such conditions to be complied with. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Section 17                                      Termination by Underwriters in Certain Events

(1)                                 Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)                                 Material Change Out - there shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus, the Final Prospectus or any

amendment thereto, in each case which, in the reasonable opinion of the Underwriters (or any of them), has or would be expected to have a significant adverse effect on the market price or value of the Common Shares, or any other securities of the Corporation;

(b)                                 Disaster Out - there should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters, or any one of them, seriously adversely affects or involves or may seriously adversely affect or involve the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole or the market price or value of the securities of the Corporation;

(c)                                  Regulatory Out — there shall be (i) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Corporation or any one of the officers or directors of the Corporation or any of its principal shareholders where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the TSX or Securities Commissions which involves a finding of wrong-doing; or (ii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Common Shares or any other securities of the Corporation is made or threatened by a securities regulatory authority; or

(d)                                 Breach Out - the Corporation is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Corporation in this Agreement becomes or is false.

(2)                                 If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 13 and Section 15.

(3)                                 The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriter.

Section 18                                      Obligations of the Underwriters to be Several

(1)                                 Subject to the terms and conditions hereof, the obligation of the Underwriters to purchase the Offered Shares shall be several and not joint. The percentage of the Offered Shares to be severally purchased and paid for by each of the Underwriters shall be as follows:

Clarus Securities Inc.	70%

AltaCorp Capital Inc.	10%

Canaccord Genuity Corp.	10%

Cormark Securities Inc.	10%

(2)                                 If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Shares at the Closing Time for any reason whatsoever, including by reason of Section 17 hereof, the other Underwriter shall have the right, but shall not be obligated, to purchase the Offered Shares which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Shares, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Shares (less the defaulted Offered Shares) to the non-defaulting Underwriter; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 13 and Section 15 in respect of the non-defaulting Underwriter.

(3)                                 Subject to compliance with Canadian Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation 7,272,740 Offered Shares at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price specified herein. Such decrease in the Offering Price will not affect the Underwriters’ Commission ($0.6531 per Offered Share) to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation ($13.0969 per Offered Share), before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19                                      Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

Aphria Inc.

245 Talbot Street West

Suite 103

Leamington, ON N8H 1N8

Attention:         Vic Neufeld – President & Chief Executive Officer

with a copy of any such notice to:

Stikeman Elliott LLP

5300 Commerce Court

199 Bay Street

Toronto, ON M5L 1B9

Attention:                                         Curtis Cusinato

Fax:                                                                        (416) 947-0866

in the case of the Underwriters, to:

Clarus Securities Inc.

130 King Street West

Suite 3640

Toronto, ON M5X 1A9

Attention:                                         Robert Orviss

Fax:                                                                      (416) 343-2799

with a copy of any such notice to:

Borden Ladner Gervais LLP

Bay Adelaide Centre — East Tower

22 Adelaide Street West King Street West

Toronto, ON M5H 4E3

Attention:                                         Andrew Powers

Fax:                                                                      (416) 367-6749

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by telecopy and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by telecopy on the first business day following the day on which it is sent.

Section 20                                      Miscellaneous

(a)                                 Actions of Underwriters. Except with respect to Section 13, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Clarus and the Underwriters shall in good faith discuss with each other the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(b)                                 Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(c)                                  Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(d)                                 Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(e)                                  Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Shares.

(f)                                   Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is two years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Shares and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Shares or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of applicable law. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(g)                                  Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(h)                                 Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(i)                                     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(j)                                    Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(k)                                 Market Stabilization Activities. In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(l)                                     No Fiduciary Duty. The Corporation acknowledges that in connection with the Offering, the Underwriter: (i) have acted at arm’s length, are not agents of, and owe no fiduciary duties to, the Corporation or any other person, (ii) owe the Corporation only those duties and obligations set forth in this Agreement, and (iii) may have interests that differ from those of the Corporation. The Corporation waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the Offering.

(m)                             Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated December 12, 2017. This Agreement may be amended or modified in any respect by written instrument only.

(n)                                 Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for TOR01: 7189960: v4A[Remainder of page intentionally left blank]

If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

CLARUS SECURITIES INC.		ALTACORP CAPITAL INC.

By:	Signed “Robert Orviss”	By:	Signed “Jeff Fallows”
	Robert Orviss		Jeff Fallows
	Managing Director		Managing Director

CANACCORD GENUITY CORP.		CORMARK SECURITIES INC.

By:	Signed “Steve Winokur”	By:	Signed “Chris Shaw”
	Steve Winokur		Chris Shaw
	Managing Director		Managing Director

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

APHRIA INC.

By:	Signed “Carl Merton”
Carl Merton
Chief Financial Officer

SCHEDULE “A”

SUBSIDIARY

Name	Jurisdiction of Incorporation	Authorized Share Capital	Issued and Outstanding Shares
Pure Natures Wellness Inc.	Ontario	Unlimited common shares	50,179,588

SCHEDULE “B”

EXISTING RIGHTS

(1)                                 7,179,704 options to acquire Common Shares pursuant to the Corporation’s stock option plan, with a weighted average exercise price of $3.28 and expiry dates ranging from October 2018 to October 2022.

(2)                                 2,860,550 warrants to acquire Common Shares at an exercise price of $1.50 and an expiry date of December 2, 2019.

(3)                                 379,002 warrants to acquire Common Shares at an exercise price of $1.75 and an expiry date of December 11, 2018.

(4)                                 200,000 warrants to acquire Common Shares at an exercise price of $3.14 and an expiry date of September 26, 2021.

SCHEDULE “C”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

(In the event of any U.S. sales)

1.                                      Capitalized terms used in this Schedule “C” and not defined in this Schedule “C” shall have the meanings given in the Underwriting Agreement to which this Schedule “C” is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “C”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such Offered Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “C”, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published on the Internet or in any newspaper, magazine or similar media or broadcast over television, radio or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any manner involving a public offering within the meaning of section 4(a)(2) of the U.S. Securities Act;

“Offered Securities” means the Common Shares offered and sold in the Offering, including any Common Shares issued pursuant to the Over-Allotment Option;

“Offshore Transaction” means “offshore transaction” as defined in Regulation S;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of the Offered Securities under the terms of this Agreement, including this Schedule “C”;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S; and

“U.S. Purchaser” means any purchaser of the Offered Securities that is, or is acting for the account or benefit of, a person in the United States, or any person offered the Offered Securities in the United States.

2.                                      The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date of this Agreement, the Closing Time and any Over-Allotment Option Closing Time:

(a)                                 the Corporation is a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to the Offered Securities or any other class of equity securities of the Corporation;

(b)                                 none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliates and any person acting on their behalf, as to whom no representation, warranty or covenant is made) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has taken or will take any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and sales of Offered Securities to, or for the account or benefit of, persons in the United States in accordance with this Schedule “C”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Securities to, or for the account or benefit of, persons in the United States;

(c)                                  the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(d)                                 so long as any Offered Securities which have been sold to, or for the account or benefit of, persons in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of such Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Securities to effect resales under Rule 144A);

(e)                                  except with respect to the offer and sale of the Offered Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Offered Securities, and will not within six months after the latest of the Closing Date and any Over-Allotment Option

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Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration pursuant to Rule 144A or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities;

(f)                                   except with respect to offers and resales of Offered Securities to Qualified Institutional Buyers in reliance on Rule 144A, pursuant to the terms of this Agreement, none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, a person in the United States, or (ii) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States or the Corporation, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States;

(g)                                  the Corporation is not, and after giving effect to the offer and sale of the Offered Securities and the application of the proceeds as described in the Prospectus, will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act;

(h)                                 none of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective U.S. Affiliates or any person acting on their behalf, as to whom no representation, warranty or covenant is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Offered Securities;

(i)                                     none of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act; and

(j)                                    upon receipt of a written request from a purchaser that is, or is purchasing for the account or benefit of, a person in the United States, the Corporation shall make a determination if the Corporation is a “passive foreign investment company” (a “PFIC”) within the meaning of section 1297(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), during any calendar year following the purchase of Offered Securities by such purchaser, and if the Corporation determines that it is a PFIC during such year, the Corporation will provide to such purchaser, upon written request, all information that would be required to permit a United States shareholder to make an election to treat the Corporation as a “qualified electing fund” for the purposes of the Code.

3.                                      Each of the Underwriters, severally and not jointly, represents and warrants to the Corporation that, as of the date of this Agreement, the Closing Time and any Over-Allotment Option Closing Time:

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(a)                                 it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. Accordingly, it has offered and sold, and will offer and sell, the Offered Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(n) below. None of it, its U.S. Affiliate or any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(n) below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities to, or for the account or benefit of, any person in the United States; or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or it, its U.S. Affiliate or persons acting on their behalf reasonably believed that such purchaser was outside the United States. None of it, its U.S. Affiliate, or any persons acting on its or their behalf has engaged or will engaged in any Directed Selling Efforts;

(b)                                 it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliate to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its commercially reasonable efforts to ensure that each Selling Firm and its U.S. Affiliate complies with, the provisions of this Schedule “C” as if such provisions applied to such Selling Firm or affiliate;

(c)                                  all offers and sales of the Offered Securities by it to, or for the account or benefit of, persons in the United States have been and will be effected only by its U.S. Affiliate, and in all such cases in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities laws;

(d)                                 its U.S. Affiliate is, and will be on the date of each offer and sale of Offered Securities to, or for the account or benefit of, persons in the United States, duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempt therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(e)                                  it and its affiliates have not solicited and will not solicit, either directly or through a person acting on its or their behalf, offers for, and have not offered to sell and will not offer to sell, Offered Securities to, or for the account or benefit of, persons in the United States by any form of General Solicitation or General Advertising;

(f)                                   immediately prior to soliciting any offerees of Offered Securities to, or for the account or benefit of, persons in the United States, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to

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believe and did believe that each offeree solicited by it pursuant to Rule 144A was a Qualified Institutional Buyer with which it has a pre-existing relationship, and at the time of completion of each sale of Offered Securities to, or for the account or benefit of, such person in the United States, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser thereof is a Qualified Institutional Buyer;

(g)                                  each offeree of Offered Securities solicited by it that is, or is acting for the account or benefit of, a person in the United States shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Offered Securities from it that is, or is acting for the account or benefit of, a person in the United States shall be provided, prior to the time of its purchase of any Offered Securities, with a copy of the final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States;

(h)                                 at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Offered Securities to, or for the account or benefit of, persons in the United States solicited by it;

(i)                                     prior to any sale of Offered Securities to a U.S. Purchaser, it shall cause each such U.S. Purchaser that is a Qualified Institutional Buyer purchasing such Offered Securities pursuant to Rule 144A to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the final U.S. Private Placement Memorandum;

(j)                                    at the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Offered Securities to, or for the account or benefit of, persons in the United States, will provide a certificate, substantially in the form of Appendix I to this Schedule “C”, relating to the manner of the offer and sale of the Offered Securities to, or for the account or benefit of, persons in the United States, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Securities to, or for the account or benefit of, persons in the United States;

(k)                                 it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Securities to, or for the account or benefit of, persons in the United States by delivery of the U.S. Private Placement Memorandum that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance upon an exemption from such registration pursuant to Rule 144A; and

(l)                                     none of the Underwriter, its affiliates, or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation

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M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities.

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APPENDIX I

TO SCHEDULE “C”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement to, or for the account or benefit of, persons in the United States of Offered Securities of Aphria Inc. (the “Corporation”) pursuant to the underwriting agreement dated December 15, 2017, between the Corporation and the Underwriters named in the underwriting agreement (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)                                 the U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of this certificate and on the date of each offer and sale of Offered Securities made by it, and all offers and sales of the Offered Securities to, or for the account or benefit of, persons in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)                                 each purchaser of Offered Securities that is, or is acting for the account or benefit of, a person in the United States solicited by us was, prior to the sale of Offered Securities to such purchaser, provided with a copy of the final U.S. Private Placement Memorandum, and we and our U.S. Affiliates have not used and will not use any written material other than the U.S. Private Placement Memorandum in connection with the offering of the Offered Securities to, or for the account or benefit of, persons in the United States;

(c)                                  immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Securities to, or for the account or benefit of, persons in the United States, we had reasonable grounds to believe, and did believe, that each offeree was a Qualified Institutional Buyer with whom we have a pre-existing relationship, and on the date of this certificate we continue to believe that each purchaser of the Offered Securities purchasing from us through our U.S. Affiliate is a Qualified Institutional Buyer;

(d)                                 no form of General Solicitation or General Advertising was used by us or our U.S. Affiliate in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States;

(e)                                  in connection with each sale of Offered Securities to U.S. Purchasers that are Qualified Institutional Buyers purchasing pursuant to Rule 144A solicited by us, we caused each such U.S. Purchaser to execute and deliver a Qualified Institutional Buyer Letter in the form of Exhibit I attached to the final U.S. Private Placement Memorandum;

(f)                                   we have not engaged and will not engage in any violation of Regulation M under the U.S. Exchange Act in connection with its offers or sales of the Offered Securities;

(g)                                  no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Offered Securities by us; and

(h)                                 the offering of the Offered Securities to, or for the account or benefit of, persons in the United States has been conducted by us in accordance with the Underwriting Agreement, including Schedule “C” to the Underwriting Agreement.

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Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “C” to the Underwriting Agreement).

DATED the      day of                            , 2017.

•

By:
	Name:	•
	Title:	•

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